

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 28, 2011

VIA U.S. MAIL and FACSIMILE

Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038

>   **Re: Broadcom Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 2, 2011**
>   **Form 8-K dated February 1, 2011**
>   **File No. 000-23993**

Dear Mr. Brandt:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 8. Financial Statements

Note 14. Quarterly Financial Data (Unaudited), page F-47

1. In future filings please expand the quarterly financial data to also disclose gross
    profit. Refer to Item 302(a)(1) of Regulation S-K.

Form 8-K dated February 1, 2011

Exhibit 99.1 News Release

Unaudited Non-GAAP Condensed Consolidated Statements of Income from Operations,
page 11

2. Please tell us how your presentation of the Unaudited Non-GAAP Condensed
    Statements of Income from Operations considers the guidance from Compliance
    & Disclosure Interpretation 102.10. Also, tell us how you have provided the all
    of the disclosures required by S-K Item 10(e)(1)(i)(B) through (D) for the
    additional non-GAAP measures created in the presentation.

****

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

    You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact me at (202) 551-3676

Sincerely,

Brian Cascio
Accounting Branch Chief